TOMTOM

TomTom Secures Another Victory Against Garmin's Patent Portfolio

Amsterdam, 26 April - TomTom Inc today announced that TomTom has secured another victory in its ongoing patent litigation against Garmin. Judge Barbara Crabb granted summary judgment in TomTom's favour on all of the patents that Garmin had asserted against TomTom in the US District Court for the Western District of Wisconsin. After Judge Crabb gave summary judgment in TomTom's favour on December 22, 2006, Garmin asked the court to re-open the case to address additional patent claims. The court decided on 25th April 2007 to re-open the case and then held that each of Garmin's additional claims were either invalid because of prior art or not infringed by TomTom. Accordingly, TomTom has been completely vindicated with respect to the Garmin patents in the Wisconsin case.

Harold Goddijn, CEO of TomTom, said "We are pleased that the Court has resolved in TomTom's favour the additional patent claims raised by Garmin. We continue to hope that Garmin will return to competing in the marketplace instead of wasting resources on litigation."

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About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

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